Exhibit 99.1

Gaotu Regains Compliance with NYSE Continued Listing Criterion

BEIJING, January 6, 2023 -- Gaotu Techedu Inc. ("Gaotu" or the "Company") (NYSE: GOTU), a technology-driven education company and online large-class tutoring service provider in China, today announced that the Company has received a letter from the New York Stock Exchange (the “NYSE”) dated January 3, 2023, notifying that the Company has regained compliance with the NYSE's continued listing criterion that requires a minimum average stock price of $1.00 per share over a consecutive 30 trading-day period as set forth in Section 802.01C of the NYSE Listed Company Manual (the “NYSE Continued Listing Criterion”).

As previously announced, the Company received a letter from the NYSE dated November 16, 2022, notifying the Company that its American depositary shares (the “ADSs”) had fallen below the NYSE’s continued listing criterion of a minimum share price of $1.00 per ADS over a 30 trading-day period. On January 3, the NYSE confirmed that the average stock price of the Company's ADSs for the previous consecutive 30 trading-day period was above $1.00 per ADS. Accordingly, the Company has regained compliance with the NYSE Continued Listing Criterion.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers learning services and educational contents & digitalized learning products. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates every aspect of the Company's business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852 2232 3978

Email: gotu@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com